MB FINANCIAL, INC.

800 West Madison Street

Chicago, Illinois  60607

January 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            MB Financial, Inc. (“we” or the “Company”)

Request for Acceleration of Effectiveness of

Registration Statement on Form S-4 (File No. 333-191770)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to January 14, 2014 at 11:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable. We acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MB FINANCIAL, INC.

By:	/s/ Jill E. York
Name:	Jill E. York
Title:	Vice President and Chief Financial Officer